UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clearwater Paper Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEARWATER PAPER CORPORATION

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

CLEARWATER PAPER HOURLY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

CLEARWATER PAPER HOURLY 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Clearwater Paper Hourly 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper Hourly 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 18, 2012

CLEARWATER PAPER HOURLY 401(k) PLAN

Statement of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value	$170,916,113	176,239,677
Notes receivable from participants	7,851,910	8,052,439

Total assets	178,768,023	184,292,116

Liabilities:
Excess contributions payable	1,659	—

Net assets available for benefits, prior to contract value adjustment	178,766,364	184,292,116
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,209,868)	(3,251,505)

Net assets available for benefits	$176,556,496	181,040,611

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Investment income:
Interest income	$2,176,948	2,390,864
Dividend income	2,346,001	2,502,617
Net (depreciation) appreciation of fair value investments	(4,212,525)	15,752,442

Net investment income	310,424	20,645,923

Interest from participant notes receivable	269,230	303,081
Contributions:
Employee	7,742,712	7,444,201
Rollover	242,884	229,131
Employer	3,881,386	3,613,681

Total contributions	11,866,982	11,287,013

Distributions to participants	15,308,382	15,693,764
Loan and administrative fees	47,342	61,047

Net (decrease) increase prior to transfers	(2,909,088)	16,481,206
Net transfers to other plans	(1,575,027)	(1,323,506)

Net (decrease) increase	(4,484,115)	15,157,700
Net assets available for benefits:
Beginning of year	181,040,611	165,882,911

End of year	$176,556,496	181,040,611

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following description of the Clearwater Paper Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On December 27, 2010, the Company acquired Cellu Tissue Holdings, Inc. (Cellu Tissue). Effective February 1, 2011, Cellu Tissue – Long Island, LLC and Cellu Tissue – Thomaston, LLC became participating units in the Plan.

(b)	Plan Sponsor, Administration

Clearwater Paper Corporation (Clearwater Paper or the Company) sponsors the Plan.

The Plan is administered by the Clearwater Paper Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions

During 2011 and 2010, full-time regular hourly employees (as defined in the Plan), were eligible for participation in the Plan the first day of the month following 90 days of service (as defined in the Plan) with the exception of hourly employees at the Company’s converting facility in Elwood, Illinois, who were eligible the first day of the month following 60 days of service.

The Plan provides that each eligible hourly employee may elect a participating contribution equal to any whole percentage of monthly earnings (as defined in the Plan), up to 25%, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit. Participants may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Hourly employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless he or she elects otherwise. This deferral percentage is increased by 1% annually until the percentage reaches 6% unless the participant elects otherwise.

Employer contributions are negotiated with each of the employer groups. For the Company’s Pulp and Paperboard division and Consumer Products division union employees in Lewiston, Idaho, the employees at these sites with 90 days of service (as defined in the Plan) are entitled to receive an employer contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. No employee contribution is required to receive this employer contribution, which is subject to the same vesting requirements as the Company match, as discussed below in Note 1(f).

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Company’s contribution is tracked separately from other Plan contributions and no loans or hardship withdrawals may be made from such funds.

Hourly employees at the Company’s converting facility in Elwood, Illinois with 60 days of service (as defined in the Plan) are entitled to receive a base company contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. This contribution is subject to the same vesting requirements as the Company match, and no employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such funds.

Participants, at their discretion, direct the employer and employee contributions into the available investment options under the Plan.

Hourly employees at the Company’s converting facilities in Long Island, New York and Thomaston, Georgia are entitled to receive a matching contribution equal to 25% of an eligible participant’s deferred contribution on up to four percent of each such participant’s eligible compensation. This contribution is subject to the vesting requirements discussed below in Note 1(f). For the Company’s remaining participating units, the Company makes matching contributions to the Plan equal to the matching rate (if any) specified in the appendix of the Plan applicable to the participant’s participating unit.

All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices.

(e)	Investment Options

Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund and common and collective trusts.

On December 16, 2008, Potlatch Corporation (Potlatch) distributed 100% of the issued and outstanding shares of Clearwater Paper common stock to the holders of record of Potlatch common stock as of the close of business on December 9, 2008, in a tax-free spin-off (the Spin-off). Each Potlatch stockholder received one share of Clearwater Paper common stock for every 3.5 shares of Potlatch common stock held on the record date. Accordingly, as a result of the Spin-off, the Clearwater Paper Stock Fund was established. Effective as of February 28, 2011, the Plan was amended such that a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if their balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.

With the exception of the Potlatch Stock Fund, which continued as a frozen investment option subsequent to the Spin-off, participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

registered investment companies and under the Plan. Participants under the Plan were allowed to maintain existing balances in the Potlatch Stock Fund subsequent to the Spin-off until August 31, 2011, at which time any remaining balances in the Potlatch Stock Fund were reallocated to other investment options available under the Plan or distributed to those participants eligible to take a distribution of Potlatch stock. The Potlatch Stock Fund was then removed as an investment option under the Plan.

During 2011, the following changes were made to the Plan’s investment funds:

Removed	Added
Morgan Stanley Small Company Growth Fund	TCW Small Cap Growth, Class I
Potlatch Stock Fund	Vanguard Institutional Index Fund
Putnam S&P 500 Index Fund

The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.

Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures

A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	20.0
2 but less than 3	40.0
3 but less than 4	60.0
4 but less than 5	80.0
5 or more	100.0

A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching and base company contributions, if any, not vested will be forfeitable when the participant’s employment terminates.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2011 and 2010, unallocated forfeitures totaled approximately $107,900 and $58,000, respectively. During 2011 and 2010, forfeitures totaling approximately $29,400 and $67,700, respectively, were used to reduce employer contributions and pay administrative expenses.

(g)	Notes Receivable from Participants

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for loans outstanding during the one year preceding the new loan), as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Loans outstanding at December 31, 2011, bear interest at various rates ranging from 3.25% to 9.50% and mature at various times through September 2026.

(h)	Distributions and Benefits

On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $5,000 or less, he or she is generally not permitted to maintain an account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to a Putnam Automatic Rollover IRA, unless the participant elects otherwise.

•

A terminated participant with vested benefits of $1,000 or less will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless he or she elects otherwise.

Participants are permitted to make hardship withdrawals while still employed by the Company and its affiliates under certain conditions specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a withdrawal.

(i)	Excess Contributions

Excess Contributions represent amounts contributed in excess of IRC limitations and refunded subsequent to year end.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(j)	Plan and Administrative Fees

Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees, fees associated with processing of qualified domestic relations orders and certain trustee and recordkeeper expenses are paid for by the affected participant.

(k)	Party in Interest and Related-Party Transactions

Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions.

(l)	Net Transfers to Other Plans

Net transfers to other plans represent the net amount of participant account balances transferred during the year from the Plan to other plans sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(m)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(a)	Investment Valuation

As described in Financial Accounting Standards Board (FASB) guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in guaranteed investment contracts (GICs). As required by FASB guidance, the statement of net assets

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The GICs are fully benefit-responsive and are recorded at contract value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield and crediting interest rate for that fund were approximately 3.11% and 3.23%, respectively, at December 31, 2011 and 4.02% and 4.15%, respectively, at December 31, 2010.

As of December 31, 2011, there are no reserves against credit value for credit risk of the contract issuer. There are certain limited events that may limit the ability of the Trust to transact at contract value related to employer-initiated transaction provisions. Due to the size of the Stable Value Fund, it is highly unlikely that any event would occur that would limit the fund’s ability to transact at contract value.

Investments in shares of the Clearwater Paper Stock Fund, the Potlatch Stock Fund, which was removed as an investment option during 2011 and had a zero balance at December 31, 2011, and registered investment company funds are stated at fair value, based on quoted market prices. Investments in the Putnam S&P 500 Index Fund, a common and collective trust, that was also removed as an investment option during 2011 and had a zero balance at December 31, 2011, are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

(b)	Income Recognition

Net (depreciation) appreciation in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(c)	Notes Receivable from Participants

Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest.

(d)	Subsequent Events

Effective as of January 2012, the Plan was amended as follows:

•	The Plan was renamed the “Clearwater Paper Represented 401(k) Plan.”

•	The Clearwater Paper Salaried 401(k) Plan was renamed the “Clearwater Paper 401(k) Plan.”

•	Represented employees are eligible for participation in the Clearwater Paper Represented 401(k) Plan on the first day following 90 days of service (as defined in the Plan).

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

•

Non-represented hourly eligible employees previously participating in the Plan are eligible to participate in the Clearwater Paper 401(k) Plan and their account balances totaling approximately $5.6 million were transferred from the Plan to the Clearwater Paper 401(k) Plan.

•	All represented employees of Cellu Tissue are eligible to participate in the Plan under the terms of the Plan.

•	The account balances of former represented participants of the Cellu Tissue Holdings, Inc. Retirement and Investment Plan totaling approximately $32.8 million were transferred to the Plan.

•	An after-tax Roth 401(k) contribution feature is added to the Plan.

•	The Plan allows for certain additional types of withdrawals, including after-tax withdrawals, rollover withdrawals, and age 59 1/2 withdrawals.

(3)	Investments

The value of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010 were as follows:

	2011		2010
Putnam Stable Value Fund	$66,925,764		59,863,742
Clearwater Paper Stock Fund	26,736,257		27,878,487
Mainstay Large Cap Growth Fund	9,745,377		9,340,921
Potlatch Stock Fund	—	*	22,025,986

	103,407,398		119,109,136
Other investments	67,508,715		57,130,541

	$170,916,113		176,239,677

*	The Potlatch Stock Fund was removed as an investment option in 2011.

During the years ended December 31, 2011 and 2010, the Plan’s investments (depreciated) appreciated, including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year, as follows:

	2011	2010
Clearwater Paper Stock Fund	$(2,257,683)	7,305,974
Potlatch Stock Fund	801,677	677,083
Common and collective trusts	38,711	523,009
Registered investment company funds	(2,795,230)	7,246,376

	$(4,212,525)	15,752,442

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Fair Value Measurements

Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

•	Registered investment company funds and company stock: Valued at quoted market prices, which are the net asset value of shares held by the Plan at year end.

•

Common and collective trusts: The stable Value Fund is valued based on the net asset value of the fund and the present value of discounted cash flows. The Putnam S&P 500 Index Fund was valued based on the net asset value of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$9,978,023	—	—	9,978,023
Index funds	5,956,425	—	—	5,956,425
Growth funds	25,060,372	—	—	25,060,372
Target retirement funds	20,652,135	—	—	20,652,135
Value funds	15,560,710	—	—	15,560,710
Common stock	26,736,257	—	—	26,736,257
Common and collective trust funds:
Stable value fund	—	66,925,764	—	66,925,764
Cash pending account	46,427	—	—	46,427

Total investments at fair value	$103,990,349	66,925,764	—	170,916,113

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Growth funds	$25,616,087	—	—	25,616,087
Income funds	9,207,701	—	—	9,207,701
Index funds	2,087,487	—	—	2,087,487
Target retirement funds	9,591,934	—	—	9,591,934
Value funds	15,796,775	—	—	15,796,775
Common stock	49,904,473	—	—	49,904,473
Common and collective trust funds:
Index fund	—	3,975,429	—	3,975,429
Stable value fund	—	59,863,742	—	59,863,742
Cash pending account	196,049	—	—	196,049

Total investments at fair value	$112,400,506	63,839,171	—	176,239,677

(5)	Investment Risk

The Plan investments include shares of registered investment company funds, common and collective trusts, and common stock in the form of the Clearwater Paper Stock Fund. Common stock investments were also held in the Potlatch Stock Fund until September 2011, at which time the fund was removed as an investment option. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Tax Status

The Internal Revenue Service has determined by a letter dated October 13, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Such determination letter from the Internal Revenue Service states that the Plan continues to be a tax-qualified plan. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in material compliance as a qualified plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded to the best of its knowledge that as of December 31, 2011, there are no uncertain positions taken or that could reasonably be expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the Internal Revenue Service; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

(7)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$176,556,496	181,040,611
Loans in deemed distributed status	(192,753)	(127,242)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	2,209,868	3,251,505

Net assets available for benefits per the Form 5500	$178,573,611	184,164,874

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following is a reconciliation of the net (decrease) increase in net assets available for Plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Net (decrease) increase in net assets available for benefits prior to transfers per the financial statements	$(2,909,088)	16,481,206
Change in deemed distributed loans	(65,511)	118,493
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,251,505)	(2,544,960)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,209,868	3,251,505

Total net (loss) income per the Form 5500	$(4,016,236)	17,306,244

Schedule I

CLEARWATER PAPER HOURLY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Shares of registered investment company funds:
Mainstay Funds	Mainstay Large Cap Growth Fund	$9,745,377
PIMCO Funds	PIMCO Total Return Fund	8,169,864
Dodge & Cox Funds	Dodge & Cox Stock Fund	7,601,347
Artisan Funds	Artisan Mid-Cap Fund Institutional	6,782,828
T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	6,469,252
Artisan Funds	Artisan Mid-Cap Value Fund	5,039,242
T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	4,753,401
Vanguard Funds	Vanguard Institutional Index Fund	3,727,917
Timesquare Funds	Timesquare Mid-Cap Growth Fund	3,318,877
TCW	TCW Small Cap Growth, Class I	3,147,997
Dodge & Cox Funds	Dodge & Cox International Fund	2,920,121
T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	2,434,371
T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	2,106,366
Artisan Funds	Artisan International Fund Institutional	2,065,293
Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	1,808,159
Vanguard Funds	Vanguard Extended Market Index Fund Signal	1,713,825
T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	1,554,959
T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	1,293,007
T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	819,337
T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	614,477
Vanguard Funds	Vanguard Total International Stock Index Fund	514,683
T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	236,954
T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	218,235
T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	106,879
T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	44,897

	Common and collective trusts:
Putnam Investments	Putnam Stable Value Fund	66,925,764
	Common stock:
* Clearwater Paper Corporation	Clearwater Paper Stock Fund	26,736,257
* Mercer Trust	Interest bearing cash account	46,427

* Participant loans	Interest rates from 3.25% to 9.50%, maturing through September 2026	7,851,910

	Total	$178,768,023

* Represents a party-in-interest at December 31, 2011.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper Hourly 401(k) Plan

By	/s/ Linda K. Massman
Linda K. Massman Chair of Clearwater Paper Benefits Committee

Date: June 18, 2012

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23